UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b - 25

                           NOTIFICATION OF LATE FILING
                                                               SEC FILE NUMBER
                                                                    1-7234
                                                                 CUSIP NUMBER
                                                                36225V 10 4

[ ]Form 10-K  [ ]  Form 20-F     [ ]  Form 11-K    [x]  Form 10-Q    Form N-SAR

         For Period Ended: June 30, 2003

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
             for the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I     -      REGISTRANT INFORMATION

Full Name of Registrant:   GP STRATEGIES CORPORATION

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):777 Westchester Avenue

City, State and Zip Code:    White Plains, NY 10605

Part II    -      RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b) the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III   -      NARRATIVE

State below in reasonable details the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant in good faith attempted to file its report on Form 10-Q for the second quarter ended June 30, 2003 on a timely basis however the filing was delayed due to additional time required to prepare a description of a refinancing of the Registrant's credit facility and a subordinated debt and warrant transaction that occurred on August 14, 2003.

Part IV    -      OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

    Andrea D. Kantor            914                       249-9716
    -------------------    -------------        ------------------------
          Name               Area Code              Telephone Number

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports. [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x ] Yes[ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of these results cannot be made.

For the quarter ended June 30, 2003, the pretax loss was $2.2 million, as compared to pretax income of $0.2 million for the quarter ended June 30, 2002.

During the second quarter of 2003, the Company incurred a non-cash expense for an executive incentive compensation agreement of $1.0 million, a non-cash expense on a debt conversion agreement for $.6 million, and a restructuring charge of $.2 million.

Results for the quarter ended June 30, 2002 reflect a gain on the sale of marketable securities of $.8 million and a non-cash credit on a deferred compensation plan of $.3 million offset by a non-cash equity loss from HydroMed Sciences of approximately $.6 million.

                            GP STRATEGIES CORPORATION
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    August 15, 2003                BY:
                                           ----------------------------------
                                           Andrea D. Kantor, Vice President and
                                           General Counsel